December 1, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dragonfly Energy Holdings Corp.
Registration Statement on Form S-3
File No. 333-284669

Ladies and Gentlemen:

Dragonfly Energy Holdings Corp. (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-3 (File No. 333-284669), filed with the Securities and Exchange Commission (“SEC”) on February 3, 2025, together with all exhibits thereto (“Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement as it has determined not to pursue, at this time, the contemplated resale from time to time by certain selling stockholders of shares of the Company’s common stock, issuable upon the exercise of certain penny warrants, to which the Registration Statement relates. The Registration Statement has not been declared effective and no securities of the Company were sold pursuant to the Registration Statement.

Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Please call Steven Skolnick of Lowenstein Sandler LLP at (973) 597-2476 with any questions.

Sincerely,

DRAGONFLY ENERGY HOLDINGS CORP.

By:	/s/ Denis Phares
Name:	Denis Phares
Title:	Chief Executive Officer and Interim Chief Financial Officer

Cc:	Steven Skolnick, Lowenstein Sandler LLP